UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 16, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 16, 2015, Ascendis Pharma A/S (the “Company”) announced that it received notification from its collaboration partner, Sanofi, that Sanofi has decided to cease development of TransCon Insulin. Sanofi informed the Company that its decision was unrelated to its assessment of the Company’s TransCon technology. Sanofi further indicated that development of the previously disclosed TransCon Peptide will continue under its ongoing diabetes collaboration with the Company, and that it will continue to evaluate applications of the Company’s TransCon technology to additional development opportunities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: April 16, 2015	By:	/s/ Thomas P. Soloway
Thomas P. Soloway
Senior Vice President, Chief Financial Officer